[redacted]

10027005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2010

Washington DC 105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gradient Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4570 CHURCHILL STREET
(No. and Street)

SHOREVIEW (City) MN (State) 55126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY, HEUTMAKER, ZIBELL & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DRIVE, STE 800 (Address) MINNEAPOLIS (City), MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

3/8/2010

OATH OR AFFIRMATION

I, Jeff Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gradient Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERI J. MUSHEL
NOTARY PUBLIC - MINNESOTA
My Comm. Exp. Jan. 31, 2012

Sheri Mushel
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gradient Securities, LLC

CONTENTS

BHZ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Director and Managing Member

Gradient Securities, LLC

Shoreview, Minnesota

We have audited the accompanying statement of financial condition of Gradient Securities, LLC, formerly known as SYM Capital Securities, LLC (the Company), as of December 31, 2009 and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gradient Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota

February 24, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

GRADIENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

	2009
ASSETS	
Current Assets	
Cash	$ 77,590
Commissions Receivable	5,101
Accounts Receivable	816
Prepaid and Other Current Assets	39,610
Total Current Assets	123,117
Total Assets	$ 123,117
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities	
Commissions Payable	$ 12,816
Other Current Liabilities	1,006
Total Current Liabilities	13,822
Total Liabilities	13,822
Member's Equity	109,295
Total Liabilities and Member's Equity	$ 123,117

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
Year Ended December 31, 2009

	2009
REVENUE	
Commissions	$ 120,643
Services	39,825
Total Revenue	160,468
EXPENSES	
Commission compensation	68,350
Professional & consulting fees	40,768
Advertising	6,000
Regulatory fees	30,136
Office space and equipment rents	4,109
Insurance	17,970
Bank charges	1,754
Management fees	126,046
Total Expenses	295,133
NET LOSS	(134,665)
MEMBER'S EQUITY AT BEGINNING OF YEAR	49,170
Member draws	(78,266)
Capital contributions by member	273,056
MEMBER'S EQUITY AT END OF YEAR	$ 109,295

The accompanying notes are an integral part of these Financial Statements

GRADIENT SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (134,665)
Adjustments to reconcile net loss to net cash used for operating activites	
Changes in assets and liabilities	
Commissions receivable	(493)
Accounts receivable	(816)
Prepaid and other current assets	(35,323)
Accounts payable	(3,145)
Commissions payable	12,816
Other current liabilities	1,006
Net cash used for operating activities	(160,620)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member draws	(78,266)
Member contributions	273,056
Net cash from financing activities	194,790
NET INCREASE IN CASH	34,170
CASH AT BEGINNING OF YEAR	43,420
CASH AT END OF YEAR	$ 77,590

The accompanying notes are an integral part of these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gradient Securities, LLC (formerly known as SYM Capital Securities, LLC) (the "Company") was formed on April 9, 2003 as an Indiana limited liability company. On January 2, 2004, the Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company offers variable life insurance or annuities, and mutual fund transaction services to its customers through affiliated registered representatives. The Company also receives trailing commissions from transactions entered into during previous fiscal years. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because of limited business and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform to accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies adopted by the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe such contingencies currently exist that will have a material effect on the financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with recognized industry practice. Securities transactions are recorded on a trade date basis. Revenues arising from the sale of variable annuity contracts are recognized when the issuer approves the investment transaction.

Income Taxes: The Company is a single member limited liability company under the Internal Revenue Code. Therefore, no provision for income taxes is necessary as the net income or loss of the Company is included in the income tax return of the Company's sole member. There were no differences between the financial statement basis and tax basis of the Company's assets or liabilities.

Primarily due to the single member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure.

Cash: The Company considers cash on hand, deposits with other financial institutions, and short-term investments having an initial maturity of three months or less as cash and cash equivalents for the purposes of the statement of cash flows.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash may exceed amounts insured by the Federal Deposit Insurance Corporation.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk: In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no off-balance sheet risk.

Financial Instruments: The fair value of financial instruments classified as assets or liabilities, including cash, receivables and commissions payable approximate carrying value, principally because of the short maturities of these items.

Advertising: The Company expenses advertising costs when incurred. Total advertising costs were $6,000 for the year ended December 31, 2009.

Subsequent Events: The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

Recently Adopted Pronouncements: In February 2008, the Financial Accounting Standards Board issued updated guidance which deferred the effective date of previous guidance issued regarding the fair value of non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. These provisions were adopted by the Company on January 1, 2009. The adoption of this did not have a material impact on the financial statements.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company follows the established hierarchy in determining the fair value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. The Company utilizes the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our balance sheet, the Company has elected not to record any other assets or liabilities at fair

value. No events occurred during the year ended December 31, 2009 that would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

The Company estimates that the fair value of all financial instruments at December 31, 2009 approximates their carrying values in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. At December 31, 2009, the Company's net capital as defined by Rule 15c3-1 totaled $68,103, which was $63,103 in excess of its minimum net capital requirement of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 20.30%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has no employees. A management agreement entered into by and between the Company and Gradient Insurance Brokerage, Inc. exists, whereby all expenses, except registered representative commissions, office lease expenses, and bank charges, are indirect costs that are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Gradient Insurance Brokerage, Inc. on behalf of the Company. The expenses charged through this agreement are allocated to the respective functional expenses with the remainder charged to management fees. In addition, during the year ended December 31, 2009, $126,046 of management fees was charged to the Company using an allocation method developed by management of Gradient Insurance Brokerage, Inc. Gradient Insurance Brokerage, Inc. and Gradient Securities, LLC are related through a majority of common ownership.

NOTE 6 – LEASES

The Company leases its facility from an unrelated party under an operating lease effective June, 2009. The original term of the lease expires August, 2013, with three successive three year renewal options. The lease provides for scheduled base rent increases for each year of the lease. In addition to the base lease, the Company is responsible for an annually adjusted common area maintenance (CAM) assessment based on the proportional share of the rentable space for shared space and operating costs.

Future minimum lease commitments over the term of the lease, excluding operating costs, are as follows:

Year	Amount
2010	$4,240
2011	$4,452
2012	$4,664
2013	$2,915

Rent expense for this operating lease was approximately $4,100 for the year ending December 31, 2009.

NOTE 7 – COMPANY OWNERSHIP AND NAME CHANGE

On January 8, 2009, SYM Financial Corporation (previous 100% owner and sole member of the Company) entered into an agreement with an individual for a 20% ownership interest, leaving the remaining 80% ownership interest with SYM Financial Corporation. As part of the agreement, the individual, held an option to purchase the remaining eighty percent of the Company conditioned upon approval by FINRA and the SEC for control and ownership change from SYM Financial Corporation to the individual. On June 5, 2009, the individual was notified by FINRA that approval had been granted for 100% control and ownership. On June 10, 2009, SYM Capital Securities, LLC amended the articles of incorporation with the State of Indiana to reflect a name change to Gradient Securities, LLC. On June 19, 2009, the individual purchased the remaining 80% ownership interest from SYM Financial Corporation to become the sole owner.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities
IGAF WORLDWIDE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Director and Managing Member

Gradient Securities, LLC

Shoreview, Minnesota

We have audited the accompanying financial statements of Gradient Securities, LLC as of and for the year ended December 31, 2009 and have issued our report thereon dated, February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell + Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

February 24, 2010

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

GRADIENT SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

		2009
NET CAPITAL:		
Total member's equity	$	109,295
Deduct:		
Nonallowable assets:		
Other assets		(41,192)
Net Capital	$	68,103
AGGREGATE INDEBTEDNESS	$	13,822
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		20.3%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	63,103

No reconciliations deemed necesesary since no material differences were noted in the computation of net capital.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

Gradient Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of Accounting Firms with Offices in Principal Cities
IGAF WORLDWIDE

February 24, 2010

Board of Directors
Gradient Securities, LLC

In planning and performing our audit of the financial statements of Gradient Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those charged with governance on February 24, 2010. We also identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above.

During the audit, we found some incompatible duties relating to cash receipts. It is our understanding that mail is opened by one individual who then forwards all checks and their stubs to another individual for input into the Company's commission calculation software. A third individual prepares the deposit slip, makes the deposit, records the cash receipt journal entry in the general ledger and reconciles the bank account. We recommend that the mail be opened in the presence of at least two individuals and that only the check stubs are remitted for entry in the commission calculation software, while the physical checks are remitted to another individual for preparation of the deposit slip. We also recommend the Company delegate the cash deposit process to an individual who does not also have access to the Company's general ledger software, and that bank reconciliations and unopened bank statements be reviewed by an individual without access to the general ledger.

We also noted an incompatible duty relating to cash disbursements. It came to our attention that one individual has access to the Company's blank check stock and also has check signing authority. To mitigate risks related to misappropriation of cash, we recommend the Company segregate these duties.

These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Gradient Securities, LLC as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 24, 2010